UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          Form 12b-25

                  NOTIFICATION OF LATE FILING

   [X] Form 10-KSB  [ ] Form 10-K  [ ] Form 20-F
   [ ] Form 11-K    [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended: April 30, 2002
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
George Risk Industries, Inc.
(Full Name of Registrant)

N/A
Former Name if Applicable

802 South Elm Street
Address of Principal Executive Office (Street and Number)

Kimball, Nebraska   69145
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreason-able effort or expense;
      (b) The subject annual report, semi-annual report, transi-tion report on form 10K-SB, Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or be-
[X] fore the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the precribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

Additional time is required to obtain certain audit evidence to complete the audit, issue the report and complete Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Stephanie Risk              308         235-4645
       (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the
subject report of portion thereof?              [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                   GEORGE RISK INDUSTRIES, INC.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 26, 2002          By /S/ Stephanie Risk
                            Stephanie Risk, Controller